

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 2, 2008

<u>Via U.S. Mail</u>

Ms. Karen Paganis
Endeavour International Corporation
1001 Fannin Street, Suite 1600
Houston, Texas 77002

> **Re: Endeavour International Corporation**
> **Registration Statement on Form S-3**
> **Filed March 14, 2008**
> **File No. 333-149744**

Dear Mr. Paganis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-3 filed March 14, 2007</u>

<u>General</u>

1.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible bond that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible bond).

2.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Given your status as guarantor of the bonds, describe all such obligations, even if they are the direct obligations of your subsidiary. Please do not include any repayment of principal on the convertible notes in this disclosure.

3.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the company (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible bond transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

5. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the company (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible bonds; and

- copies of all agreements between the company (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible bonds.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

6.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether Endeavour Energy Luxembourg S.a.r.l has the intention, and a reasonable basis to believe that it will have the financial ability to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Risk Factors, page 4
Risks Relating to our Common Stock, page 11
"If we, our existing stockholders or holders…," page 11

7.   Please provide disclosure that delineates the amount of shares issuable assuming conversion of the bonds as of the most recent practicable date and the amount shares issuable assuming that conversion occurs on the last possible date. Your disclosure should indicate that the amounts issuable also reflect the addition of interest through a specified date.

"Our debt level could…," page 5

8.   Here and in the discussion on page 15, clarify the statement that "[w]e issued…convertible bonds to a company controlled by the Smedvig family." As noted in the trust deed, the convertible bonds were issued by your wholly owned subsidiary, Endeavour Energy Luxembourg S.a.r.l.

9.   Supplement your risk factor disclosure by disclosing that you also serve as guarantor of the 11.5% convertible bonds.

Selling Stockholders, page 15

10.   Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Stockholders" section of the prospectus.

11.   Expand the Selling Stockholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

12.   Identify as underwriters all selling stockholders who are registered broker-dealers, unless any the registered broker-dealers received the shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that each (1) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Plan of Distribution, page 16

13.   We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Exhibits

14.   Please file as an exhibit the Trust Deed, which was filed as Exhibit 4.1 to the Form 8-K filed on January 28, 2008 and includes the Form of the Bond.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. C. Duru
        C. Moncada-Terry

        Via Facsimile
        Michael E. Dillard, P.C.
        (713) 236-0822